Exhibit 99.1
ASML reports €14.0 billion net sales and €3.6 billion net income in 2020
Continued growth expected in 2021 due to strong Logic demand and recovery in Memory

VELDHOVEN, the Netherlands, January 20, 2021 – today ASML Holding NV (ASML) has published its 2020 fourth-quarter and full-year results.

•Q4 net sales of €4.3 billion, gross margin of 52.0%, net income of €1.4 billion
•Q4 net bookings of €4.2 billion
•2020 net sales of €14.0 billion, gross margin of 48.6%, net income of €3.6 billion
•ASML expects Q1 2021 net sales of between €3.9 billion and €4.1 billion and a gross margin between 50% and 51%
•ASML intends to declare a total dividend over 2020 of €2.75 per ordinary share (15% increase)

(Figures in millions of euros unless otherwise indicated)	Q3 2020	Q4 2020	FY 2019	FY 2020
Net sales	3,958	4,254	11,820	13,979
...of which Installed Base Management sales [1]	862	1,056	2,824	3,662

New lithography systems sold (units)	57	73	203	236
Used lithography systems sold (units)	3	7	26	22

Net bookings [2]	2,868	4,238	11,740	11,292

Gross profit	1,881	2,212	5,280	6,798
Gross margin (%)	47.5	52.0	44.7	48.6

Net income	1,062	1,351	2,592	3,554
EPS (basic; in euros)	2.54	3.23	6.16	8.49

End-quarter cash and cash equivalents and short-term investments	4,408	7,351	4,718	7,351
(1) Installed Base Management sales equals our net service and field option sales.
(2) Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our fourth-quarter sales came in at €4.3 billion, which is above our guidance. This was mainly due to additional DUV shipments and upgrade opportunities. We shipped nine EUV systems and recognized revenue for eight systems in the fourth quarter. Our fourth-quarter net bookings came in at €4.2 billion, including €1.1 billion from EUV systems (net six units).
"The total net sales for the year was €14.0 billion, including €4.5 billion from 31 EUV systems. For ASML, 2020 was a year of strong growth, both in sales and in profitability.
"For 2021, we expect another year of growth driven by strong Logic demand and continued recovery in Memory. The build out of the digital infrastructure and the continued technology innovation is relevant to the consumer, automotive and industrial markets and drives demand across our entire product portfolio," said ASML President and Chief Executive Officer Peter Wennink.

ASML expects first-quarter revenue between €3.9 billion and €4.1 billion with a gross margin between 50% and 51%, R&D costs of €620 million and SG&A costs of €165 million. The estimated annualized effective tax rate is expected to be between 14% and 15% for 2021.

Products and business highlights
•In our EUV business, we celebrated the milestone of the 100th EUV system shipment. By end 2020, 26 million wafers were exposed on our EUV installed base, of which 9 million in the fourth quarter.
•In our DUV business, we focused on meeting our customers' increasing demand for all DUV systems as well as on optimizing factory capacity, reducing the install cycle time and supporting the tools in the field for maximum productivity. While the first NXT:2050i systems took up to 120 days to build, at the end of last year we already showed build time capability of 60 days over the last five systems.
We also shipped our first ArF dry system on the NXT platform (NXT:1470). On our Twinscan KrF platform, we shipped a record number of systems. The overall strong demand for DUV systems is confirmed by a record value of DUV bookings during 2020 (€7.3 billion).
•In our Applications business, we shipped the first YieldStar 385 to a customer in Q4 and achieved a record year for YieldStar shipments. The YieldStar 385 offers the latest in-resist overlay and focus metrology, with enhanced throughput and accuracy, to meet N3 requirements. Compared to previous systems, key enhancements include a faster stage and faster wavelength switching, which enable highly accurate overlay measurements and tool matching using multiple wavelengths.
We shipped three eScan1000 Multibeam systems in 2020. With 3x3 beams and high-speed stage     technology, these systems provide up to 600% higher productivity than single beam systems, and will provide customers with early process integration capability.

Dividend proposal and share buyback program update
ASML intends to declare a total dividend in respect of 2020 of €2.75 per ordinary share. Recognizing the interim dividend of €1.20 per ordinary share paid in November 2020, this leads to a final dividend proposal to the General Meeting of €1.55 per ordinary share. This is a 15% increase compared to the 2019 total dividend of €2.40 per ordinary share.
As part of its financial policy to return excess cash to its shareholders through growing dividends and share buybacks, in January 2020, ASML announced a new three-year share buyback program, to be executed within the 2020–2022 time frame. As part of this program, ASML intends to purchase shares up to €6 billion, which includes a total of up to 0.4 million shares to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. To date, €1.2 billion worth of shares has been repurchased under the current program.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sander Hofman +31 6 2381 0214	Marcel Kemp +31 40 268 6494
Brittney Wolff Zatezalo +1 408 483 3207	Peter Cheang +886 3 659 6771

Quarterly video interview, press conference, investor and media conference call
With this press release, ASML has published a video interview in which CFO Roger Dassen discusses the 2020 fourth-quarter and full-year results and outlook for 2021. This can be viewed on www.asml.com.
CEO Peter Wennink and CFO Roger Dassen will host a virtual press conference in Veldhoven on January 20, 2021, at 11:00 Central European Time, which will be accessible via live webcast on www.asml.com.

A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Roger Dassen on January 20, 2021 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 28,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of December 31, 2020, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and twelve months ended December 31, 2020 as presented in this press release are unaudited.
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS') for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs and the accounting of income taxes.

2020 Annual Reports
ASML will publish its 2020 Annual Report based on US GAAP and its 2020 Annual Report based on IFRS on February 10, 2021. The reports will be published on our website, www.asml.com.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results for Q1 2021, including expected revenues, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate for 2021, expected growth in net sales in 2021, expected strong Logic demand and continued recovery in Memory, long term growth opportunity, revenue opportunity through 2025, expected benefits and performance of new systems and applications, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, statements with respect to plans regarding dividends, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing dividends, the amount of the final dividend for 2020 and statements with respect to the 2020-2022 share buyback program including the amount of shares intended to be repurchased under the program. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the duration and continued or increased severity of the COVID-19 outbreak and measures taken to contain it and other risks related to the impact of COVID-19 on the global economy and financial markets, as well as on ASML and its customers and suppliers, including their operations, and other risks relating to COVID-19 and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.